Correspondence Letter

Date:	June 26, 2007
To:	Babette Cooper United States Securities and Exchange Commission
Subject:	Response to Comment Letter - Form 10-K 12/31/06
From:	Louise A. Walker, SEVP/CFO First Northern Community Bancorp

Financial Statements

Note 7 - Supplemental Compensation Plans, page 60

Director's Retirement Plan, page 63

1.
a.
You report a SFAS 158 transition adjustment of $914,000 in the table at the top of page 63.  You state the after-tax decrease to equity for the SFAS 158 adoption was $549,000.  We note "Directors' and officers' retirement plan equity adjustments" of $512,000 in the 2006 Statements of Stockholders' Equity and Comprehensive Income.  Please tell us if the $549,000 transition adjustment is included in the $512,000 adjustment to the Statement.

b.
If so, please tell us how the inclusion of the transition adjustment in other Comprehensive Income complies with paragraph 16a of SFAS 158.  If the transition adjustment is not included in the adjustment reported on this Statement, please tell us your accounting treatment for it.

Response to 1.a.

The $549,000 was included in the "Directors' and officers' retirement plan equity adjustments" of $512,000 in the 2006 Statements of Stockholders' Equity and Comprehensive Income. Also included in the adjustments to the Statement were transition entries for the Directors' Retirement Plan and clearing entries for intangible liabilities.

See below for reconcilement:

Directors' and Officers' Retirement Plan Equity Adjustments

Transition Adjustment - Officers' Retirement Plan - After Tax	(549)
Transition Adjustment - Directors' Retirement Plan - After Tax	(30)
Adjustments to clear intangible liabilities	67
Total Adjustments	(512)

Response to 1.b.

This transition adjustment was recognized as a component of the ending balance of accumulated other comprehensive income, net of tax.

However, the adjustment was misapplied as a component of comprehensive income.

In light of this misapplication the Company will, in its second quarter Form 10-Q:

Include a discussion that characterizes the presentation of Other Comprehensive Income in the most recent Form 10-K as incorrect:

Report the amount incorrectly reported as comprehensive income for the prior year and the "as reported" and "as revised" amounts of Other Comprehensive Income; and

State its intent to correct the Other Comprehensive Income presentation in the next Form 10-K filing.

See Reference Below:

Statement of Financial Accounting Standards – No. 158

Transition

Recognition Provisions

16. An employer shall apply the recognition provisions of this Statement as of the end of the fiscal year of initial application. Retrospective application is not permitted.
      The amounts recognized in an employer’s statement of financial position as of the end of the fiscal year before applying this Statement, including amounts required to recognize any additional minimum pension liability, shall be adjusted so that:

a.
  For a business entity, gains or losses, prior service costs or credits, and transition assets or obligations that have not yet been included in net periodic benefit cost as of the end of the fiscal year in which the Statement is initially applied are recognized as components of the ending balance of accumulated other comprehensive income, net of tax. Any required adjustment shall be reported as an adjustment of the ending balance of accumulated other comprehensive income.

Financial Statements

Note 12 - Stock Compensation Plans, page 68

2.
Please revise future filings to include all disclosures required by paragraphs 64 and 65 and paragraphs A240-A242 of SFAS 123R, as applicable.  For example, we could not find the disclosure stating the total compensation cost recognized in the Statement of Operations.

Response to 2.

The total compensation cost for stock compensation plans was recognized in the Consolidated Statements of Cash Flows on page 50.

In the future we will also include a disclosure stating this amount in Note 12 - Stock Compensation Plans.

Financial Statements

Note 15 - Financial Instruments with Off-Balance Sheet Risk, page 73

3.
We note you "either have collateral in excess of letters of credit or imbedded agreements of recourse" for your $12,222,000 in letters of credit.  Please tell us and clarify in future filings why you have a $950,000 reserve for these items, including you accounting treatment and the supporting authoritative guidance.

  Response to 3.

The sentence referring to the reserve is as follows:

The Bank has set aside a reserve for unfunded commitments in the amount of $950,000 which is recorded in "accrued interest payable and other liabilities."

This sentence was included in the paragraph referring to standby letters of credit and should have been placed in the last paragraph on the page, since the reserve is for undisbursed loan commitments ($198,200,000) and standby letters of credit (12,222,000).

In the future this reference to the reserve will be placed in the proper paragraph.

The reserve for unfunded commitments is based on management's estimate of the amount required to reflect the probable inherent losses on outstanding letters of credit and unused loan credit commitments.  Adequacy of the reserve is determined using a consistent, systematic methodology, similar to the one that analyzes the allowance for loan losses.

See reference below:

Interagency Policy Statement

Allowance for loan and lease losses (ALLL)

On December 13, 2006, the federal bank, thrift, and credit union regulatory agencies issued Interagency Policy Statement on the Allowance for Loan and Lease Losses (ALLL) (the "Policy Statement")

Excerpt from the Policy Statement:

Additionally, the ALLL should not include amounts provided for losses on (1) financial instruments (such as unfunded loan commitments, standby letters of credit, and guarantees) that are not classified as loans in the balance sheet, (2) recourse obligations on any transfers of loans reported as sales, (3) loans held-for-sale, or (4) loans recognized at fair value. Estimated losses on off-balance-sheet financial instruments and recourse obligations should be separately recognized in the income statement and as liabilities rather than in the provision and allowance for loan losses. While it may be appropriate to evaluate on-balance-sheet and off-balance-sheet exposures together using the same methodology, an institution should have a policy for allocating and reporting losses separately between the ALLL and those losses reported separately as liabilities.